UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Gryphon Online Safety, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-1246855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gryphon Online Safety, Inc., 10265 Prairie Springs Road, San Diego, CA 92127

 (Full mailing address of principal executive offices)

(858) 775-8331

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on May 17, 2021. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Operating Results

For the six-month period ending June 30, 2021, the Company had total gross revenues of $1,444,208 compared to total gross revenue of $1,266,421for the six-month period ending June 30, 2020, an increase of 14%. This increase was primarily a result of increased subscription revenue. For the six-month period ending June 30, 2021, the Company had net losses of $901,035 compared to net losses of $688,228 for the period ending June 30, 2020, an increase of 30.9%. This increase was primarily a result of increase in support, marketing, and new product development . Cash used in operating activities for the six-month period ending June 30, 2021 was $1,357,897, as compared to $526,154 for the sixth month period ending June 30, 2020, an increase of 158.1%. This increase was primarily driven by inventory build up and deposits on chipsets.

Cost of revenues consist of material and production costs, freight costs, and software licensing costs. We expect future profit margins will increase when our software sales make up a greater percentage of total sales. Overall profit margins will fluctuate slightly as our product mix changes with the introduction of new products and older products are offered at promotional prices.

The following summarizes the results of our operations for the six-month period ending June 30, 2021 as compared to the six-month period ending June 30, 2020:

	Six-month Period Ended June 30,
	2021	2020	$ Change
Revenues	$1,444,208	$1,266,421	$177,787
Cost of revenues	(780,844)	(699,208)	(81,636)

Gross profit	663,364	567,213	96,151

Total operating expenses	1,340,901	1,095,798	245,103

Operating loss	(677,537)	(528,585)	(148,952)

Total other expense	(223,498)	(159,643)	64,832

Loss before provision for income taxes	(901,035)	(688,228)	(212,807)

Provision for income taxes	-	-	-

Net loss	$(901,035)	$(688,228)	$(212,807)

Operating Expenses

Our total operating expenses for the six-month period ended June 30, 2021 amounted to $1,340,901 which represented an increase of $245,103, or 22.4%, from the expenses for the six month period ended June 30, 2020. The increase in operating expenses is primarily due to an increase in support, marketing, and new product development.

Other Income (expense)

Total other income (expense) for the six-month period ended June 30, 2021 amounted to a loss of $223,498, which represented an increase of $63,855 from the loss for the six month period ended June 30, 2020. The increase in loss from other income is due primarily to interest expense and increase in amortization of intangible assets.

Liquidity and Capital Resources

As of June 30, 2021, the company had $4,449,020 in total assets, including $1,626,049 in cash and cash equivalents and $1,505,726 in intangible assets, compared to $3,081,998 in total assets, $865,829 in cash and cash equivalents and $1,490,726 in intangible assets as of December 31, 2020.

At the end of the sixth-month period ending June 30, 2021, the Company had $1,626,049 in cash and cash equivalents. By comparison, for the fiscal year ended December 31, 2020, the Company had $865,829 in cash and cash equivalents, representing a 87.8% increase. This increase was primarily driven by the sale of preferred stock  which offsets the increase spend in inventory buildup.

As of June 30, 2021, the company had $1,445,196 in total liabilities including $476,990 in accounts payable and accrued expenses, $449,305 in deferred revenue, and $279,204 in short term notes payable, compared to 2,031,580 in total liabilities, $524,032 in accounts payable and accrued expenses, $488,084 in deferred revenue, and $460,285 in short term notes payable as of December 31, 2020.

To date, our activities have primarily been funded from the sale of preferred stock, short-term loans, and revenues generated from our operations.

During the six months ended June 30, 2021, the company sold 2,631,933 shares of Series A-1 Preferred Stock at $1.10 per share for gross proceeds of $2,895,126.

The company has enough capital to last up to and through its Regulation A offering, to sustain its current operations.

Trends

Our focus for the next twelve months will be centered on the following:

•	The continued launch of Gryphon AX mesh router that supports the new WiFi6 standard.

•	Implementation of our marketing plan to double sales

•	Expand sales channels in the US

•	Expansion of international distribution channels which includes EU, Canada, Philippines, Chili, and Australia

•	Hire additional R&D staff to continue developing our machine learning platform

•	Develop Gryphon for business platform

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

Gryphon Online Safety, Inc.
Balance Sheets

	June 30,2021
	(unaudited)	December 31, 2020
Assets

Current assets
Cash and cash equivalents	$1,626,049	$865,829
Accounts receivable, net	-	14,131
Inventory, net	863,440	379,851
Prepaid expenses	268,731	89,694
Deposits	75,800	85,275
Other receivables	109,274	156,492
Total current assets	2,943,294	1,591,272

Intangible assets, net	1,505,726	1,490,726
Total assets	$4,449,020	$3,081,998

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$476,990	$524,032
Accrued interest	15,616	6,652
Deferred revenue	449,305	488,084
Short term notes payable	279,204	460,285
Convertible equity instruments	-	400,000
Total current liabilities	1,221,115	1,879,053

Long Term notes payable	218,857	150,000
Accrued Interest - long term notes	5,224	2,527
Total liabilities	1,445,196	2,031,580

Commitments and contingencies

Stockholders' equity
Preferred stock, 12,228,888 and 9,142,411 shares issued and	1,222	914
outstanding at June 30, 2021 and December 31, 2020, respectively
Common stock, 10,452,791 and 10,404,791 shares issued and	1,046	1,041
outstanding at June 30, 2021 and December 31, 2020, respectively
Additional paid-in capital	8,420,093	5,565,965
Accumulated deficit	(5,418,537)	(4,517,502)

Total stockholders' equity	3,003,824	1,050,418

Total liabilities and stockholders' equity	$4,449,020	$3,081,998

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations
(unaudited)

	For the six months ended June 30,
	2021	2020
Net revenue
Product	$1,089,620	$1,080,814
Service and other	354,588	185,607
Total net revenue	1,444,208	1,266,421

Cost of goods sold	(780,844)	(699,208)

Gross profit	663,364	567,213

Operating expenses
Operations	207,727	91,413
Sales and marketing	627,368	564,074
General and administrative	188,463	146,068
Research and development	303,243	282,384
Stock based compensation	14,100	11,859
Total operating expenses	1,340,901	1,095,798
Loss from operations	(677,537)	(528,585)

Other income (expense)
Interest expense	(28,562)	-
Interest income	64	2,357
Amortization	(195,000)	(162,000)
Total other income (expense)	(223,498)	(159,643)

Net loss before income tax	(901,035)	(688,228)

Provision for income tax	-	-

Net loss	$(901,035)	$(688,228)

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Changes in Stockholders' Equity

(unaudited)

							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2019	9,142,411	$914	10,228,604	$1,023	$5,498,852	$(2,972,001)	$2,528,788

Issuance of stock under employee stock plans	-	-	40,187	4	5,871	-	5,875
Stock based compensation	-	-	-	-	11,859	-	11,859
Net Loss	-	-	-	-	-	(688,228)	(688,228)

Balance on June 30, 2020	9,142,411	914	10,268,791	1,027	5,516,582	(3,660,229)	1,858,294

Common stock issued for services	-	-	136,000	14	48,946	-	48,960
Stock based compensation	-	-	-	-	437	-	437
Net Loss	-	-	-	-	-	(857,273)	(857,273)

Balance on December 31, 2020	9,142,411	914	10,404,791	1,041	5,565,965	(4,517,502)	1,050,418

Preferred shares issued for cash	2,631,933	263	-	-	2,894,863	-	2,895,126
Issuance costs of preferred shares issued for cash	-	-	-	-	(458,625)	-	(458,625)
Preferred shares issued for conversion of debt	454,544	45	-	-	399,955	-	400,000
Issuance of stock under employee stock plans	-	-	48,000	5	3,835	-	3,840
Stock based compensation	-	-	-	-	14,100	-	14,100
Net Loss	-	-	-	-	-	(901,035)	(901,035)

Balance on June 30, 2021	12,228,888	$1,222	10,452,791	$1,046	$8,420,093	$(5,418,537)	$3,003,824

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(901,035)	$(688,228)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	195,000	162,000
Stock based compensation	14,100	11,859
Allowance for bad debts	15,885	-
Allowance for inventory loss	4,415	-
Changes in operating assets and liabilities:
Accounts receivable	(1,754)	24,972
Inventory	(488,004)	(457,038)
Prepaid expenses	(179,037)	(18,113)
Deposits	9,475	-
Other receivables	47,218	9,825
Accounts payable and accrued expenses	(47,042)	365,829
Accrued interest	11,661	-
Deferred revenue	(38,779)	62,740
Net cash used by operating activities	(1,357,897)	(526,154)

Cash flows from investing activities
Payments for the purchase of intangible assets	(210,000)	(251,495)

Net cash used by investing activities	(210,000)	(251,495)

Cash flows from financing activities
Funds from issuance of preferred stock	2,895,126	-
Payments for fees associated with issuance of preferred stock	(458,625)	-
Funds from short-term borrowings	-	41,666
Payments on short-term borrowings	(181,081)	-
Funds from long-term borrowings	85,000	-
Payments on long-term borrowings	(16,143)	-
Funds from exercise of stock options	3,840	5,875
Funds from issuance of convertible equity instruments	-	275,000
Net cash provided by financing activities	2,328,117	322,541

Net increase (decrease) in cash and cash equivalents	760,220	(455,108)
Cash and cash equivalents, beginning of year	865,829	1,157,943

Cash and cash equivalents, end of year	$1,626,049	$702,835

Supplemental Cash Flow Information:

Cash paid for interest	$19,248	$-

Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$400,000	$-

See accompanying notes

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue in accordance with ASC Topic 606, which outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services , which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Routers are generally sold with a 12-month software license included. The revenue component related to hardware is recognized when the router is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At June 30, 2021 and December 31, 2020, the Company determined that allowances of $34,415 and $30,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At June 30, 2021 and December 31, 2020, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2021 or December 31, 2020.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2021 or December 31, 2020.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the six months ended June 30, 2021 and 2020, the Company recognized $303,243 and $282,384 in research and development costs, respectively.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Advertising costs

The Company’s advertising costs are expensed as incurred. During six months ended June 30, 2021 and 2020, the Company recognized $627,368 and $564,074 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2021 and December 31, 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2021 and December 31, 2020, the Company determined that allowances of $0 and $7,509 were necessary.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 80% of revenue is generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations. Substantially all inventory is currently provided by one manufacturer. In late 2020, the Company began production with a second manufacturer. For 2021 and beyond, the Company will not be reliant on a single supplier.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 23, 2021, the date these financial statements were available to be issued. Subsequent to June 30, 2021:

The Company received $1,461,005 of gross proceeds and issued 1,328,187 additional shares of Series A Preferred Stock from its offering filed with the SEC under Regulation A+. The offering remains open for additional investments subsequent to September 23, 2021.

The Company issued 15,000 stock options which vest over a four-year period, beginning in August 2021.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the six month period ended June 30, 2021 and the year ended December 31, 2020 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following:

	June 30, 2021	December 31, 2020
Software	$2,418,010	$2,208,010
Other Intangible Assets	447	447
	2,418,457	2,208,457
Accumulated Amortization	(912,731)	(717,731)
	$1,505,726	$1,490,726

Amortization expense for the six month period ended June 30, 2021 and 2020, was $195,000 and $162,000, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following:

	June 30, 2021	December 31, 2020
Sales channel partner holdbacks	$106,464	$151,838
Other	2,810	4,654
	$109,274	$156,492

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In September 2020, the Company received $250,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 8% per annum and matures in September 2021.

In August 2020, the Company received $250,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 16.5% per annum and matures in August 2021. This loan was paid in full in July 2021.

During the six months ended June 30, 2021, the Company incurred $19,520 of interest expense on these short-term loans.

LONG TERM DEBT

The Company received proceeds from an SBA loan of $150,000 in June 2020 and a PPP loan of $41,666 in April 2020. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. Repayment begins in June 2021 and the loan matures in June 2050. The PPP loan was forgiven in November 2020.

In March 2021, the Company received $85,000 of proceeds from a payment processing vendor to provide working capital. The fixed fee for the loan is $11,135. Minimum payments of approximately $11,000 are due every 60 days through September of 2022. This loan and fee were paid in full in July 2021, representing substantially all of the amount due in 2022 in the summary of minimum debt payments below.

During the six months ended June 30, 2021, the Company incurred $4,748 of interest expense on these long-term loans.

Following is a summary of short-term and long-term minimum debt payments required over the next six months of 2021 and calendar years 2022-2025:

2021 - $279,204

2022 - $69,076

2023 – $3,210

2024 – $3,317

2025 - $3,459

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that mature in June 2021. These instruments do not bear interest and must convert to preferred stock upon the following:

1.	Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

2.	Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

These instruments converted to 454,544 shares of Series A-2 Preferred Stock in May 2021.

NOTE 7 - PREFERRED STOCK

The Company has 19,137,353 and 9,600,345 shares of $0.0001 par value Preferred Stock authorized at June 30, 2021 and December 31, 2020, respectively. At June 30, 2021, 9,100,000 authorized shares are designated Series A-1 Preferred Stock, 454,544 shares are designated Series A-2 Preferred Stock and 9,582,809 shares are designated Series Seed Preferred Stock. At December 31, 2020, all authorized shares are designated Series Seed.

At June 30, 2021, there were issued and outstanding preferred shares of 12,228,888, of which 2,631,933 are designated Series A-1, 454,544 are designated Series A-2 and 9,142,411 are designated Series Seed. The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Certain protection provisions exist for holders of each class of Preferred Stock.

At December 31, 2020, there were issued and outstanding preferred shares of 9,142,411, all of which are designated Series Seed Preferred Stock. The holders of the Series Seed Preferred Stock have the following rights and preferences: The holders of Series Seed Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Series Seed Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Series Seed Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Series Seed Preferred stock maintains liquidation preferences at the Series Seed original issue price, plus any declared but unpaid dividends. Series Seed Preferred stock is convertible at any time into common stock at the conversion price. Series Seed Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 8 – COMMON STOCK

The Company has 40,000,000 and 23,500,000 shares of $0.0001 par value common stock authorized at June 30, 2021 and December 31, 2020, respectively.

During the six months ended June 30, 2021, the Company issued 80,000 stock options to employees for services. In addition, stock options issued in prior periods continued to vest during the current period. The Company recognized $14,100 of stock compensation expense related to stock options during the six months ended June 30, 2021. During the six months ended June 30, 2020, the Company issued no stock options for services and recognized $11,859 of stock compensation expense.

During the six months ended June 30, 2021, the Company issued 48,000 shares of common stock at $0.08 per share for cash proceeds of $3,840 from exercised stock options. During the six months ended June 30, 2020, the Company issued 40,187 shares of common stock at $0.14 per share for cash proceeds of $5,875 from exercised stock options.

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2019	1,338,125	$0.12	8.6
Granted	100,000	0.24	10.0
Exercised	(40,187)	0.14	-
Expired/Forfeited	(50,438)	0.08	-
Outstanding June 30, 2020	1,347,500	0.12	8.1
Granted	263,000	0.36	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2020	1,610,500	0.16	7.9
Granted	80,000	0.36	10.0
Exercised	(48,000)	0.08	-
Expired/Forfeited	(42,000)	0.18	-
Outstanding June 30, 2021	1,600,500	$0.18	7.6

Options exercisable at June 30, 2021 and December 31, 2020 are 958,250 and 863,500, respectively.

The options issued during 2021 and 2020 vest ratably over periods of one to four years. At June 30, 2021, there are 642,250 unvested stock options outstanding and approximately $47,485 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

		June 30,
	2021		2020
Expected life (years)	5		n/a
Risk-free interest rate	.36 - .90%		n/a
Expected volatility	35%		n/a
Annual dividend yield	0%		n/a

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 9 – WARRANTS

A summary of warrant activity for the periods is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2019	446,341	$0.71	7.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2020	446,341	0.71	7.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2020	446,341	0.71	6.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2021	446,341	$0.71	6.1

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of June 30, 2021 and December 31, 2020, the Company had net deferred tax assets before valuation allowance of $1,625,592 and $1,393,941, respectively. As of June 30, 2021, and December 31, 2020, the Company had net deferred tax liabilities before valuation allowance of $102,612 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	June 30, 2021	December 31, 2020
Deferred tax assets:
Net operating loss carryforwards	$1,571,376	$1,310,076
Deferred revenue timing difference		60,557
Stock-based compensation	26,879	17,764
Research credit carryforwards	27,338	5,544
Amortization timing difference	-	-
Total deferred tax assets	1,625,592	1,393,941

Deferred tax liabilities:
Deferred revenue timing difference	(11,246)	-
Amortization timing difference	(91,366)	-
Net deferred tax asset	1,522,980	-

Valuation allowance for net deferred tax asset	(1,522,980)	(1,393,941)

Net deferred tax asset	$-	$-

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the six months ended June 30, 2021 and the year ended December 31, 2020 and no history of generating taxable income. Therefore, valuation allowances of $1,522,980 and $1,393,941 were recorded as of June 30, 2021 and December 31, 2020, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. In February 2021, the court granted the Company’s motion to dismiss and gave the plaintiff 21 days to amend the complaint. The plaintiff amended the complaint in March 2021. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $50,000- $200,000.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $5,418,537 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the six months ended June 30, 2020, the Company issued options for the purchase 100,000 shares of common stock to members of the Company’s Board of Directors. In addition, for the six months ended June 30, 2021 and 2020, the Company paid $25,490 and $15,609, respectively for legal counsel to a firm in which one of the directors is a partner.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 28, 2021